Annual Information Form of Alithya Group inc. For the year ended March 31, 2023 June 7, 2023 Exhibit 99.1

TABLE OF CONTENTS

TABLE OF CONTENTS	I	MARKET FOR SECURITIES	11
GENERAL INFORMATION	2	Trading Price and Volume	11
FORWARD-LOOKING STATEMENTS	2	Normal Course Issuer Bid and Share Purchase for Cancellation	11
CORPORATE STRUCTURE	3	Prior Sales	11
Name, Address and Incorporation	3	DIRECTORS AND OFFICERS	11
Intercorporate Relationships	3	Board of Directors	11
GENERAL DEVELOPMENT OF THE BUSINESS	4	Executive Officers	13
Fiscal 2023 Developments	4	Directors’ and Executive Officers’ Share Ownership	13
Fiscal 2022 Developments	4	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	13
Fiscal 2021 Developments	5	Conflicts of Interest	14
DESCRIPTION OF THE BUSINESS	5	AUDIT AND RISK MANAGEMENT COMMITTEE	14
Corporate Overview	5	Relevant Education and Experience	14
Business Offerings	5	Pre-approval Policy and Procedures	14
Business Structure	6	EXTERNAL AUDITOR SERVICE FEE	15
Competitive Environment	6	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	15
Strategic Business Plan	7	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	16
Clients by Market Sectors	7	TRANSFER AGENTS AND REGISTRARS	16
Client Approach Philosophy	7	MATERIAL CONTRACTS	16
Sales, Marketing and Strategic Partners	8	INTERESTS OF EXPERTS	16
Human Capital	8	ADDITIONAL INFORMATION	16
Specialized Skills and Knowledge	8	APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER	17
Principal Offices Locations	8
Intellectual Property	8
RISK AND UNCERTAINTIES	9
CAPITAL STRUCTURE	10
Description of Securities	10
Voting Rights	10
Rights to Dividends and Rights upon Winding-up and Dissolution	10
Conversion Rights	10
Restrictions on Transfer	10
DIVIDENDS	10

ALITHYA - Annual Information Form i

GENERAL INFORMATION
This Annual Information Form is dated June 7, 2023. Unless otherwise indicated, all information disclosed herein is provided as at March 31, 2023, references to “Alithya”, “we”, “our”, “us”, “the Company” or similar terms refer to Alithya Group inc. and its consolidated subsidiaries, references to the “Board” refer to the board of directors of Alithya Group inc., references to “subordinate voting shares” and “multiple voting shares” refer to the Class A subordinate voting shares, no par value, and the Class B multiple voting shares, no par value, of Alithya Group inc., respectively, and all monetary amounts are in Canadian dollars.
FORWARD-LOOKING STATEMENTS
This Annual Information Form contains or incorporates by reference statements that may constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other applicable U.S. safe harbours (collectively “forward-looking statements”). Statements that do not exclusively relate to historical facts, as well as statements relating to management’s expectations regarding the future growth, results of operations, performance and business prospects of the Company, and other information related to the Company’s business strategy and future plans or which refer to the characterizations of future events or circumstances represent forward-looking statements. Such statements often contain the words “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should,” “project,” “target,” and similar expressions and variations thereof, although not all forward-looking statements contain these identifying words.
Forward-looking statements contained or incorporated by reference in this Annual Information Form include, among other things, information or statements about: (i) the Company’s ability to generate sufficient earnings to support its operations; (ii) the Company’s ability to take advantage of business opportunities and meet its goals set in its three-year strategic plan; (iii) the Company’s ability to maintain and develop its business, including by broadening the scope of its service offerings, entering into new contracts and penetrating new markets; (iv) the Company’s strategy, future operations, and prospects, including its expectations regarding future revenue resulting from bookings and backlog; (v) the Company’s ability to service its debt and raise additional capital and its estimates regarding its future financing and capital requirements; (vi) the Company’s expectations regarding its financial performance, including its revenues, profitability, research and development, costs and expenses, gross margins, liquidity, capital resources, and capital expenditures; (vii) the Company’s ability to realize the expected synergies or cost savings relating to the integration of its business acquisitions; and (viii) the potential return to pre-COVID-19 pandemic operations.
Forward-looking statements are presented for the sole purpose of assisting investors and others in understanding the Company’s objectives, strategies and business outlook as well as its anticipated operating environment and may not be appropriate for other purposes. Although management believes the expectations reflected in the Company’s forward-looking statements were reasonable as at the date they were made, forward-looking statements are based on the opinions, assumptions and estimates of management and, as such, are subject to a variety of risks and uncertainties and other factors, many of which are beyond the Company’s control, and which could cause actual events or results to differ materially from those expressed or implied in such statements. Such risks and uncertainties include but are not limited to the factors discussed under the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal years ended March 31, 2023 and 2022, incorporated by reference into this Annual Information Form under the section titled “Risks and Uncertainties”, and the Company’s other materials made public, including documents filed with Canadian and U.S. securities regulatory authorities from time to time and which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation.
Forward-looking statements contained or incorporated by reference in this Annual Information Form are qualified by these cautionary statements. Unless otherwise indicated, forward-looking statements contained herein are made only as of the date of this Annual Information Form and those contained in other documents incorporated by reference are made only as of the date of such other documents. The Company expressly disclaims any obligation to update or alter forward-looking statements, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by applicable law. Investors are cautioned not to place undue reliance on forward looking statements since actual results may vary materially from them.

ALITHYA - Annual Information Form 2

CORPORATE STRUCTURE
Name, Address and Incorporation
Alithya Group inc. (formerly 9374-8572 Québec Inc.) was incorporated on March 8, 2018 under the Business Corporations Act (Québec) (the “QBCA”). The Company was created for the purpose of the business combination between Alithya Canada Inc. (formerly Alithya Group Inc.) (“Pre-IPO Alithya”), incorporated on April 2, 1992 under the Companies Act (Québec), Alithya USA, Inc. (formerly Edgewater Technology, Inc.) (“Edgewater”), a corporation incorporated on March 12, 1996 under the laws of Delaware and previously listed on the NASDAQ Global Market, and 9374-8572 Delaware Inc. (“U.S. Merger Sub”), a corporation governed under the laws of Delaware and a wholly-owned subsidiary of the Company.
On March 15, 2018, the Company, Pre-IPO Alithya, Edgewater and U.S. Merger Sub entered into an arrangement agreement, which was amended on September 10, 2018 and October 17, 2018 (the “Arrangement Agreement”). On November 1, 2018, and pursuant to the terms of the Arrangement Agreement, among other things, (i) the Company acquired Pre-IPO Alithya, by way of a statutory plan of arrangement under the QBCA (the “Arrangement”), and (ii) U.S. Merger Sub merged with and into Edgewater, with Edgewater being the surviving corporation (the “Merger”). The Arrangement and the Merger are collectively referred to herein as the “Edgewater Transaction”. Following completion of the Edgewater Transaction, shareholders of Pre-IPO Alithya and Edgewater became shareholders of the Company, and each of Pre-IPO Alithya and Edgewater became wholly owned subsidiaries of the Company. On November 2, 2018, the Company’s subordinate voting shares commenced trading on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
Alithya’s head and registered office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
Intercorporate Relationships
Below is the list of the Company’s principal subsidiaries as at March 31, 2023, each of which is directly or indirectly wholly‑owned by it. Certain subsidiaries whose total assets did not represent more than 10% of the Company’s consolidated assets or whose revenues did not represent more than 10% of the Company’s consolidated revenues as at March 31, 2023, based on the Company’s annual audited consolidated financial statements for the fiscal year ended March 31, 2023, have been omitted. These omitted subsidiaries represented as a group less than 20% of the consolidated assets and revenues of the Company as at March 31, 2023.

ENTITY	JURISDICTION	PERCENTAGE OWNERSHIP

Alithya Canada Inc.	Québec, Canada	100%
Alithya Consulting Inc.	Québec, Canada	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%
Alithya France SAS	France	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%
Alithya Numérique Maroc SARLAU	Morocco	100%
Alithya Ranzal LLC	Delaware, USA	100%
Alithya USA, Inc.	Delaware, USA	100%
Datum Consulting Group, LLC	Indiana, USA	100%
Datum Consulting Group Australia Pty Limited	Australia	100%
Datum Cybertech India Pvt Ltd.	India	100%
DCG Team UK Limited	United Kingdom	100%
Vitalyst, LLC	Delaware, USA	100%

ALITHYA - Annual Information Form 3

GENERAL DEVELOPMENT OF THE BUSINESS
Fiscal 2023 Developments
On April 1, 2022, the Company acquired, through Alithya Consulting Inc., all the issued and outstanding shares of Trafic 3W Inc., an IT consulting firm specialized in the digital transformation of public and parapublic services in Québec, for total consideration of approximately $2 million, paid in cash and through the issuance of 83,449 subordinate voting shares. Immediately following the acquisition, Trafic 3W Inc. was amalgamated with Alithya Consulting Inc.
On July 1, 2022, the Company acquired, through Alithya USA, Inc. and 9466-6997 Québec inc., two wholly-owned subsidiaries, all the issued and outstanding equity interests of Datum Consulting Group, LLC and its affiliates, a leader in IP digital transformation services for data-rich insurers and other regulated entities such as state governments and which specializes in application modernization and data migration, for a purchase price of approximately up to US$45.5 million, consisting of (i) US$13.6 million paid in cash at closing, net of working capital adjustment; (ii) US$4.3 million paid by the issuance of 1,867,262 subordinate voting shares at closing; (iii) US$10.3 million of deferred cash consideration, payable over three years on July 1, 2023, 2024 and 2025; (iv) deferred share consideration of 1,867,261 subordinate voting shares with a value of US$4.3 million; and (v) a potential earn-out consideration of up to US$13 million, payable over three years on July 1, 2023, 2024 and 2025, based on annual gross profit increases, also payable in cash (75%) and shares (25%).
The consideration payable in cash at closing was financed by a C$2.5 million draw on the Company’s subordinate unsecured loan with Investissement Québec (the “IQ Loan”), and the remainder through available funds under the Company’s amended and restated credit agreement (the “Credit Agreement”) which provides for a senior secured revolving credit facility (the “Credit Facility”).
On September 14, 2022, the Company announced the renewal of its normal course issuer bid (“NCIB”) to purchase for cancellation up to 2,491,128 subordinate voting shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022. Purchases for cancellation under the NCIB commenced on September 20, 2022 and will end on the earlier of September 19, 2023 and the date on which the Company will have acquired the maximum number of subordinate voting shares allowable under the NCIB or otherwise decided not to make any further purchases. Purchases may be made on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities.
On January 30, 2023, Mr. Bernard Dockrill joined the Company as Chief Operating Officer and Mr. Claude Rousseau, the former Chief Operating Officer, was appointed Special Advisor to the President and Chief Executive Officer, a position he held until his retirement on March 31, 2023. Mr. Dockrill is a senior technology and business transformation executive with more than 25 years of experience in managed services, systems integration and IT consulting.
On September 29, 2022 and February 13, 2023, the Company’s Credit Agreement was amended to, among others, include an accordion provision pursuant to which the maximum amount of the Credit Facility was increased from $125 million to $140 million during a period ending no later than January 31, 2023 (the “Bulge Period”), and to change applicable margins during the Bulge Period.
During the year ended March 31, 2023, the Company purchased for cancellation 378,425 subordinate voting shares for approximately $1 million at a weighted average price of $2.77 under the previous and current NCIB. As at March 31, 2023, the Company could still purchase up to 2,396,589 subordinate voting shares for cancellation under the current NCIB.
Fiscal 2022 Developments
On April 1, 2021, the Company acquired all the issued and outstanding shares of R3D Consulting Inc. (“R3D Consulting”), whose name was thereafter amended for Alithya IT Services Inc., a digital solutions firm specialized in consulting and digital application development in the insurance, finance, government services, healthcare and telecommunications sectors (the “R3D Transaction”), in consideration for the issuance of 25,182,676 subordinate voting shares to R3D Consulting's shareholders, which represented approximately 30% of the Company's issued and outstanding shares immediately following the closing of the R3D Transaction, as well as payments in cash totaling approximately $978,000. The R3D Transaction, evaluated at approximately $75 million (excluding the assumption of approximately $8.5 million in debt), included commercial commitments totaling approximately $600 million in combined revenues during the 10-year term commercial agreements entered into with 9429-1143 Québec Inc. (a subsidiary of Quebecor Media Inc.) (“Quebecor”) and La Capitale Civil Service Insurer Inc. (which was amalgamated with SSQ, Life Insurance Company Inc. to form Beneva Inc. on January 1, 2023) (“Beneva”), two of R3D Consulting's principal shareholders. Following the closing of the R3D Transaction, Beneva and Quebecor became principal shareholders of the Company, and each held more than 10% of the Company’s share capital as at April 1, 2021.
On September 15, 2021, the Company announced the launch of a NCIB to purchase for cancellation up to 5,462,572 subordinate voting shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021. Purchases for cancellation under the then current NCIB commenced on September 20, 2021 and ended on September 19, 2022. Purchases could be made on the open market through the facilities of the TSX and NASDAQ, or through alternative trading systems, if eligible, or outside the facilities of the TSX pursuant to exemption orders issued by securities regulatory authorities.
ALITHYA - Annual Information Form 4

On each of June 30, 2021, September 28, 2021, September 30, 2021 and January 27, 2022, the Company’s Credit Agreement was amended to, among others, change applicable margins, increase the maximum amount of the Credit Facility from $60 million to $125 million, and change the maturity date to April 1, 2024.
On January 31, 2022, the Company acquired all the issued and outstanding membership interests of Vitalyst, LLC (“Vitalyst”), a US-based learning, employee experience and transformative change enablement business, for a total consideration of approximately US$45.4 million, including working capital and other adjustments, comprised of the assumption of certain accounts payable and accrued liabilities of US$2.3 million and of long-term debt of US$30.2 million and a payment in cash of US$12.9 million. The transaction also included a potential earnout of up to US$1 million payable by March 31, 2023, but it was determined that no such earnout would be payable. The purchase price and related transaction costs were funded through a combination of (i) a private placement of 6,514,658 subordinate voting shares to a company indirectly controlled by a director then in office and 1,628,664 subordinate voting shares to Investissement Québec, in both cases at an issue market price of C$3.07 per share, for aggregate gross proceeds of C$25 million, (ii) a C$7.5 million draw on the Company’s IQ Loan, and (iii) available funds under the Credit Facility.
During the year ended March 31, 2022, the two remaining PPP Notes (as defined below) that were still under review for forgiveness as at June 9, 2021 and which amounted to US$4.8 million were forgiven by the U.S. Small Business Administration (“SBA”).
During the year ended March 31, 2022, the Company purchased for cancellation 349,400 subordinate voting shares for approximately $1.2 million at a weighted average price of $3.31 under the then current NCIB. As at March 31, 2022, the Company could still purchase up to 5,113,172 subordinate voting shares for cancellation under the then current NCIB.
Fiscal 2021 Developments
On May 5, 2020, as a result of the COVID-19 pandemic, certain U.S. subsidiaries of the Company received funding under the Paycheck Protection Program (“PPP”) of the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the SBA and entered into unsecured promissory notes (the “PPP Notes”) in the aggregate principal amount of US$6.3 million. The PPP Notes had a term of five years at an interest rate of 1% per annum, with a deferral of payments until the date on which the applicable forgiveness would be determined, with respect to any portion of the PPP Notes which would not be forgiven. Under the terms of the CARES Act, PPP loan recipients could apply for forgiveness for all or a portion of loans granted under the PPP, such forgiveness being determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs and the maintenance of employee and compensation levels. During the year ended March 31, 2021, PPP loans in an aggregate amount of US$1.5 million were forgiven by the SBA for the Company’s U.S. subsidiaries. As at June 9, 2021, two remaining PPP loans, which amounted to US$2.5 million and US$2.3 million respectively, were still under review for forgiveness.
On June 18, 2020, the Company’s Credit Agreement was amended and restated, and further amended on March 25, 2021, to among others reflect new covenant definitions, the PPP loans certain of its U.S. subsidiaries received, a temporary minimum availability test, certain COVID-19 considerations, as well as other administrative clarifications.
DESCRIPTION OF THE BUSINESS
Corporate Overview
Alithya advises in strategy and digital transformation with more than 3,600 professionals in Canada, the U.S. and internationally. The Company assists its clients in their pursuit of innovation and excellence and the achievement of their business objectives through the optimal use of digital technologies.
Alithya deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, healthcare, government, renewable energy, manufacturing, telecommunications, transportation and logistics, and professional services sectors.
Business Offerings
Alithya’s business offerings in each of its reportable segments include a comprehensive range of digital technology services to address client needs:
•Business Strategy. Alithya leads clients through essential decision-making processes regarding strategic planning, change management, systems evolution, operational processes, employee experience and transformative change enablement and more. Applying the most recurrent methodologies, we help our clients optimize efficiency and successfully navigate the digital transformation age. We achieve results by leveraging an array of Business Strategy services, including strategic consulting, digital transformation, organizational performance and enterprise architecture.
•Application Solutions Services. Alithya’s experts guide clients through all facets of Application Solutions Services, from migration of legacy systems into future-ready digital solutions, to the development of completely new solutions using state-of-the-art technologies. Our experts assist our clients in the choice between cloud, on-
ALITHYA - Annual Information Form 5

premise, and hybrid hosting strategies and solutions. Alithya’s Application Solutions Services include digital applications DevOps, legacy systems modernization, control and software engineering, cloud infrastructure, quality assurance and automated testing.
•Enterprise Solutions. Working with key industry partners, including some of the world’s largest vendors of cloud-based Enterprise Solutions, Alithya’s experts help clients deploy company-wide systems to improve the efficiency of their finance, human capital, operations, and marketing functions. Alithya’s Enterprise Solutions services include Enterprise Resource Planning (ERP), Corporate Performance Management (CPM/EPM), Customer Relationship Management (CRM/CXM) and Human Capital Management (HCM).
•Data and Analytics. Data analysis plays a critical role in the optimization of business processes. Leveraging specialized IT systems and software, Alithya’s data scientists help clients gain business insight and drive better decision-making through enhanced data collection, big data analytics, machine learning automation and reporting. Alithya’s Data and Analytics services include business intelligence, data management, artificial intelligence and machine learning, as well as Internet of Things (IoT).
Geographically, Alithya’s operations span across Canada, the U.S. and internationally, providing a full spectrum of strategy and digital technology services with deep expertise in a range of technologies and business domains.
Business Structure
While in prior years, Alithya had determined that it had only one single reportable segment, as a result of organic growth and the integration of recent acquisitions, Alithya reassessed its conclusion and determined that, as at April 1, 2023, it had three reportable segments based on the regional geographic areas in which we operate: Canada, the U.S. and International.
The following table presents Alithya’s revenues, in total and by reportable segment, for the fiscal years ended March 31, 2023 and 2022:

	FISCAL YEAR ENDED MARCH 31
Reportable Segments	2023	2022

Canada	$312,349,000	$284,614,000
U.S.	$189,883,000	$139,519,000
International	$20,469,000	$13,752,000
Total	$522,701,000	$437,885,000
For additional information on our reportable segments and the Company’s revenues from customers for each major service categories (i.e. consulting services - time and material arrangements, consulting services - fixed fee arrangements, and subscription, software and other revenues) per reportable segments, please refer to note 22 “Segment and Geographical Information” of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2023, which is incorporated herein by reference.
Competitive Environment
For many companies, digital systems and infrastructures are among their most important and strategic assets. Not only do these assets require significant investments, but they increasingly serve as key differentiators and drivers of growth for customers.
Accordingly, businesses are seeking solutions that allow them to maintain their ability to differentiate themselves from competitors with business processes, combined with product customization. That is where digital transformation comes into play, inviting companies to make a shift in their approach and to evolve from traditional information technologies to flexible digital technologies.
As businesses’ technology spending continues to increase, digital technology firms such as Alithya are striving to deliver innovative thinking and in-depth vertical industry expertise, while facilitating business process transformation through the use of the most optimal technologies.
Alithya believes it is well positioned to respond to these trends in clients’ investments in digital technology. Alithya’s business model is built on a philosophy of offering flexible and creative solutions, enabling clients to realize maximum benefits from their digital technology investments. Alithya positions itself as an agile trusted advisor and consulting partner capable of delivering rapid results for its clients.
Alithya’s competitors in each of its reportable segments include systems integration firms, contract programming companies, application software companies, cloud computing service providers, large or traditional consulting firms, professional services groups of computer equipment companies, infrastructure management and outsourcing companies and boutique digital companies. In addition, Alithya competes with numerous smaller local companies in the various geographic markets in which it operates.
ALITHYA - Annual Information Form 6

Alithya competes based on the following principal differentiating factors: vision and strategic advisory ability, digital services capabilities, performance and reliability, quality of technical support, training and services, responsiveness to client needs, reputation and experience, financial stability, strong corporate governance and competitive pricing of services.
Alithya also relies on the following measures to compete effectively: (a) investments to scale its services practice areas; (b) a well-developed recruiting, training and retention model; (c) a successful service delivery model; (d) intrapreneurial culture and approach; (e) a broad referral base; (f) continual investment in process improvement and knowledge capture; (g) investment in infrastructure and research and development; (h) continued focus on responsiveness to client needs, quality of services and competitive prices; and (i) project management capabilities and technical expertise.
Strategic Business Plan
Alithya has adopted a three-year strategic plan which sets as a goal to consolidate its position as to become a North American digital transformation leader.
According to this plan, Alithya’s consolidated scale and scope should allow it to leverage its geographies, expertise, integrated offerings and position on the value chain to target the fastest growing IT services segments. Alithya’s specialization in digital technologies and the flexibility to deploy enterprise solutions and deliver solutions tailored to specific business objectives responds directly to client expectations. More specifically, Alithya has established a three-pronged plan focusing on:
•Increasing scale through organic growth and strategic acquisitions by:
◦Generating profitable organic growth through innovation, higher-value offerings and client-relationships based on trust;
◦Completing value enhancing business acquisitions by way of a North American geographic expansion to complement current market presence, including geography, while progressively adding major integrated enterprise solutions offerings and selected specialized expertise;
•Achieving best-in-class employee engagement by:
◦Fostering a culture of collaboration, diversity and ownership;
◦Cultivating employee well-being and personal growth;
◦Investing in the development of its leaders and employees;
•Providing its investors, partners and stakeholders with long-term growing return on investment by:
◦Strengthening its existing relationships with clients, as a key trusted advisor, by generating long-term value;
◦Investing in innovation and higher value service offerings;
◦Acting responsibly, with a sustainable and respectful vision for its stakeholders and articulating its Environmental, Social and Governance framework and priorities.
Clients by Market Sectors
Alithya’s clients are mainly concentrated in the financial services, insurance, healthcare, government, renewable energy, manufacturing, telecommunications, transportation and logistics, and professional services sectors. The majority are large to mid-size companies. Alithya seeks to cultivate collaborative and flexible service engagements that are designed to adapt to clients’ evolving priorities and challenges.
Client Approach Philosophy
With a client-centric and flexible service delivery philosophy, Alithya focuses on diligently supporting its clients in identifying and achieving their evolving objectives through exceptional communications and by developing tailor-made solutions that take into account their specific business realities. Alithya strives to sustain high levels of client satisfaction and exceed client expectations which is key to the renewal of existing contracts and entry into new ones. Alithya’s agile approach ensures optimal alignment with clients, enabling them to overcome their challenges and attain their goals with seamless technology integration. Alithya’s goal is to become its clients’ trusted advisor by developing long-term relationships that extend beyond just project delivery.
Alithya also seeks to be an active participant in the ongoing consolidation of the digital technology industry and to leverage its expertise and solutions to offer clients an alternative to larger traditional digital technology solution providers. Alithya is continually looking to expand its capacity and broaden the scope of its service offerings through targeted business acquisitions. Growth through business acquisitions can offer Alithya opportunities to better serve existing clients with additional talent, technology, complementary services and greater scale. Through such business acquisitions, Alithya aims at expanding its existing client relationships by adding capacity in new geographic locations, while opening doors for existing capabilities into new client relationships.
ALITHYA - Annual Information Form 7

Alithya believes that its growth strategy through business acquisitions also helps to provide an opportunity to achieve the scale that is increasingly required for mandates awarded by government and private organizations, and to attract potential business acquisition candidates which are poised to benefit from Alithya’s established relationships, better access to market and preferred supplier status.
Sales, Marketing and Strategic Partners
Alithya markets and sells its services directly through its professional staff, senior management and direct sales personnel operating out of its offices, which are strategically located in Canada, the U.S. and internationally.
In order to provide its clients with the solutions best suited to their needs, Alithya has established strategic partnerships with a number of companies, including Microsoft, Oracle and Amazon Web Services (AWS). These partnerships entail joint marketing efforts, making joint client presentations, and negotiating discounts on license fees, among other benefits. Such partnerships are generally terminable at will by either party. Alithya believes it has been successful in establishing strategic partnerships with a strong group of companies who are either industry leaders or well-regarded new entrants.
Human Capital
With more than 3,600 professionals as at March 31, 2023, none of which were covered by collective bargaining agreements, Alithya views its professionals as its greatest asset and an important competitive advantage and therefore strives on offering them a world-class work experience. As such, as part of its three-year strategic plan, Alithya has set to achieve best-in-class employee engagement by fostering a culture of collaboration, diversity and ownership, by cultivating employee well-being and personal growth and by investing in the development of its leaders and employees.
Alithya also prides itself on offering to its permanent professionals the right to acquire subordinate voting shares of Alithya pursuant to its Employee Share Purchase Plan (“ESPP”). The ESPP allows Alithya’s professionals to participate in the success they create, instills the ownership culture envisioned by Alithya and ensures strong dedication to offering quality services to clients.
Specialized Skills and Knowledge
Alithya operates in an industry where the skills and knowledge required to serve its clients are constantly evolving and are in high demand from market competitors. Alithya relies on a threefold approach to ensure it always lines-up the right team to meet its clients’ needs. Firstly, to retain and maintain highly-skilled professionals, Alithya offers its professionals competitive compensation packages and leadership and core competencies development programs, including the Alithya Leadership Academy. Secondly, Alithya is always on the lookout for opportunities to complement its team’s expertise and industry knowledge through targeted business acquisitions. Thirdly, Alithya actively seeks talented and skilled professionals through various recruitment strategies, including international recruitment, an employee referral bonus program, a skilled recruitment team, participation at career fairs and widespread job postings.
Principal Offices Locations
Alithya has a presence in Canada, the U.S. and internationally and services its clients from its principal offices in the locations listed in the table below.

CANADA	UNITED STATES	INTERNATIONAL

Gatineau, Québec	Alpharetta, GA	Aix-en-Provence, France
Montréal, Québec	Athens, AL	Sophia-Antipolis, France
Québec, Québec	Bala Cynwyd, PA	Tanger, Morocco
Pickering, Ontario	Independence, OH	Hyderabad, India
Toronto, Ontario
Intellectual Property
Through its practices and expertise, Alithya leverages its proprietary innovations, methodologies and other intellectual property when providing strategic advice to its clients. Alithya actively protects its intellectual property rights and maintains relevant intellectual property protection measures, which include the registration, and application for registration of, Canadian, U.S. and international intellectual property rights, including trademarks and domain names. Alithya also owns licenses in a number of trademarks, copyrights, and other intellectual property rights relating to its solutions and services.
ALITHYA - Annual Information Form 8

Alithya’s intellectual property portfolio includes the following solutions:
•Adaptive LearningTM. This on-demand, subscription-based platform drives usage and awareness of Microsoft applications, allowing organizations to achieve the maximum return on their investment by enhancing user proficiency and productivity and creating transformative change enablement.
•AI-FITM solutions. These solutions leverage Alithya’s range of proprietary applications using artificial intelligence, machine learning and deep learning techniques. A play on the term hi-fi, short for high fidelity, the AI-FITM brand integrates the concepts of artificial intelligence (and its acronym AI) and fidelity (FI). Alithya’s AI-FITM solutions include:
◦AI-FITM Connect: enables integration between various data sources, designed to receive data from a source, structure it, replicate the structure to a destination, and automatically send new data to the destination as it becomes available.
◦AI-FITM Ultrasonic: detects wear-induced flaws in a nuclear plant’s fuel channels, a critical aspect of the operation and regulation of these plants.
◦AI-FITM Suitability Assessment: offers companies looking to leverage machine learning an in-depth review of their data and business processes to determine an AI strategy that’s right for them.
◦AI-FITM Enablement: allows organizations to adapt a swift deployment and integration of AI analytics.
•Alithya GoTestTM. This solution allows clients to test the functionality of applications on all platforms and in any programming language by running a series of systematic and repeatable tests and presents the results and status through sophisticated dashboards. Alithya offers a version of this solution which allows to automate test for Oracle modules.
•CASSITM Analytics and KPIs. These solutions help nuclear plants reduce the work needed to generate and distribute maintenance performance reports and provide insight into opportunities to streamline maintenance. CASSITM software drives accountability and tracks progress against corporate and site-based performance goals for work week leaders, planners, schedulers, operations and maintenance staff. CASSITM Analytics and KPIs include:
◦CASSITM Analytics for Online Weekly Maintenance: supports the continuous improvement of nuclear online preparation, execution, backlog and reliability-centered activities.
◦CASSITM Analytics for Outage Management: automates the generation of KPIs and objectively tracks and trends corporate targets.
◦CASSITM Analytics for PetroChem Turnarounds: delivers key performance indicators in support of continuous improvement, essential to a successful turnaround.
◦CASSITM Analytics for Maintenance and Reliability: supports the continuous improvement of preparation, execution, backlog and reliability-centered activities for value-based maintenance organizations.
•RapidCAPTURETM. This is an intelligent document processing solution that provides the ability to ingest commercial documents and efficiently extract key information to correctly store and launch appropriate workflows, a key in driving down costs for organizations while reducing errors. With artificial intelligence and machine learning powered cognitive modules, RapidCAPTURETM helps organizations to empower their lines of business with efficiency gains found by leveraging document capturing techniques that allows for structured, semi-structured and unstructured document analysis, image clean-up, document assembly and data extraction for all types of documents both machine printed and handwritten documents.
•//SIDERTM . This secure solution facilitates distribution of medical results to healthcare facilities and to centralized electronic health records. It acts as an integrated system for the electronic distribution of results, facilitating the work of healthcare professionals, health clinics and laboratory managers involved in monitoring medical results.
While its proprietary intellectual property is important to its success, Alithya believes its business as a whole is not currently materially dependent on any particular intellectual property right, as its expertise spans from its practices and from providing high-end consulting advice to its client base.
RISK AND UNCERTAINTIES
A discussion of the risks and uncertainties to which the Company is subject is presented in the section titled “Risks and Uncertainties” of the Company’s management’s discussion and analysis for the fiscal years ended March 31, 2023 and 2022, incorporated herein by reference, and in the Company’s other materials that are made public from time to time, all of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and on the Company’s website at www.alithya.com under the “Investors” section. Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial could also have a material adverse effect on its financial position, financial performance, cash flows, business or reputation. Please refer to the section titled “Forward-Looking Statements” of this Annual Information Form for a discussion of the risks associated with forward‐looking statements.
ALITHYA - Annual Information Form 9

CAPITAL STRUCTURE
Description of Securities
The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the TSX and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, except that no further multiple voting shares can be issued, except pursuant to the exercise of options to purchase multiple voting shares that were issued and outstanding as at November 1, 2018, and (iii) an unlimited number of preferred shares, without par value, issuable in series. As at March 31, 2023, 87,871,568 subordinate voting shares and 7,324,248 multiple voting shares were issued and outstanding.
The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.
Voting Rights
Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.
The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at March 31, 2023, 54.54% of the voting rights attached to all of the issued and outstanding shares.
Rights to Dividends and Rights upon Winding-up and Dissolution
Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.
Conversion Rights
Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The multiple voting shares are not convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder.
If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.
For purposes of the above and below paragraphs, a “Permitted Holder” means each of Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.
Restrictions on Transfer
Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.
DIVIDENDS
The Company does not currently expect to pay dividends on the subordinate voting shares or the multiple voting shares in the foreseeable future. The Company anticipates that it will retain all earnings, if any, to support its operations. Any future determination as to the payment of dividends will, subject to Canadian legal requirements and the Company’s articles, be at the sole discretion of the Board and will depend on the Company’s financial condition, results of operations, capital requirements and other factors the Board deems relevant. Currently, the provisions of the Company’s Credit Facility place certain limitations on the amount of cash dividends that the Company could pay.

ALITHYA - Annual Information Form 10

MARKET FOR SECURITIES
Trading Price and Volume
Alithya’s subordinate voting shares are traded on the TSX and on NASDAQ under the symbol “ALYA” since November 2, 2018. As required by securities regulation, the table below shows the monthly range of high and low prices per share and the total monthly volumes for Alithya’s subordinate voting shares on the TSX, the Canadian marketplace on which the greatest volume of trading occurs, for the fiscal year ended March 31, 2023. As such, the table below does not include NASDAQ trading data.

MONTH	HIGH ($)	LOW ($)	MONTHLY VOLUME

April 2022	3.27	2.94	559,326
May 2022	3.00	2.56	700,611
June 2022	3.54	2.90	803,409
July 2022	3.16	2.69	526,203
August 2022	3.15	2.71	578,331
September 2022	2.88	2.45	405,885
October 2022	2.74	2.32	408,771
November 2022	2.61	2.24	497,741
December 2022	2.41	1.95	1,242,341
January 2023	2.52	2.03	652,617
February 2023	2.51	2.22	876,707
March 2023	2.79	2.42	869,488
Normal Course Issuer Bid and Share Purchases for Cancellation
On September 14, 2022, the Company announced that it was renewing its NCIB to purchase for cancellation up to 2,491,128 subordinate voting shares, representing 5% of the Company’s public float as of the close of markets on September 8, 2022. Please refer to the section titled “General Development of the Business – Fiscal 2023 Developments” earlier in this Annual Information Form for more information on the Company’s NCIB.
Prior Sales
On March 22, 2023, an aggregate of 152,632 multiple voting shares of Alithya were issued pursuant to the exercise of 152,632 options to purchase multiple voting shares that were set to expire on March 31, 2023 by Mr. Paul Raymond, the Company’s President and Chief Executive Officer (the “Exercise”). The options originate from options granted prior to the date Alithya went public and which were converted, on substantially the same terms and conditions as were applicable under the amended and restated 2011 stock option plan, into options to acquire multiple voting shares of Alithya on November 1, 2018. 100,000 multiple voting shares were issued at a price of $2.46 and 52,632 multiple voting shares were issued at a price of $1.90. Before completion of the Exercise, a total of 7,171,616 multiple voting shares were issued and outstanding. Following completion of the Exercise, 152,632 multiple voting shares, representing 2.08% of the issued and outstanding multiple voting shares, were issued.
DIRECTORS AND OFFICERS
Board of Directors
The articles of the Company provide that the Board shall consist of a minimum of 3 and a maximum of 15 directors. As at March 31, 2023, the Board was comprised of 10 directors. The following table lists the name and place of residence of the directors, as well as their current principal occupation and other positions they have held over the past five years, if any.

NAME AND PLACE OF RESIDENCE	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	DIRECTOR SINCE(1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS

Dana Ades-Landy Québec (Canada)	Director	Contract Position in the Special Loans Group, National Bank of Canada (Canadian chartered bank)	November 2016	Chief Executive Officer, Heart & Stroke Foundation of Canada (Québec)
André P. Brosseau Québec (Canada)	Director	President and Chief Executive Officer, Du Musée Investments Inc. (family office)	September 2022	-
ALITHYA - Annual Information Form 11

NAME AND PLACE OF RESIDENCE	POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	DIRECTOR SINCE(1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS
Robert Comeau Québec (Canada)	Lead Director	Corporate Director and Lead Director of the Company	May 2018	-
Mélissa Gilbert Québec (Canada)	Director	Executive Vice President and Lead, Finance, Beneva Inc. (Canadian insurance company)	September 2021	Executive Vice President, Finance, Corporate Actuarial and Risk Management, La Capitale Insurance and Financial Services Inc. Vice President and Chief Financial Officer, Optel Group
Lucie Martel Québec (Canada)	Director	Corporate Director	September 2019	Senior Vice President and Chief Human Resources Officer, Intact Financial Corporation
Paul Raymond Québec (Canada)	President and Chief Executive Officer Director	President and Chief Executive Officer of the Company	June 2011	-
James B. Renacci Ohio (USA)	Director	Founder and President, LTC Management Services, Inc. (management and financial consulting services company)	November 2019	-
Ghyslain Rivard Québec (Canada)	Director	Founder of the Company and Corporate Director	April 1992	-
C. Lee Thomas Ohio (USA)	Director	Corporate Director and Chair of the Board of Trustees of Baldwin Wallace University	November 2018	Executive in Residence of the School of Business of Baldwin Wallace University
Pierre Turcotte Québec (Canada)	Chair of the Board Director	Corporate Director and Chair of the Board of the Company	June 2011
(1)     Includes periods during which certain directors served as directors of Pre-IPO Alithya.
The directors of the Company are elected annually at the Company’s annual meeting of shareholders. They hold office until their term expires at the following annual meeting of shareholders, subject to re-election, retirement, resignation or earlier vacancy. Mr. André P. Brosseau and Ms. Mélissa Gilbert were elected as directors at the annual meetings of shareholders of the Company which were held on September 14, 2022 and September 15, 2021, respectively. They were proposed as nominee directors in accordance with the terms of the Investor Rights Agreements entered into between the Company and each of Quebecor and La Capitale Civil Service Insurer Inc. (now known as Beneva) on April 1, 2021. In accordance with such agreements, the Company shall propose for election a candidate designated by each of Quebecor and Beneva until each of them ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, each of Quebecor and Beneva shall be entitled to such nomination right until April 1, 2024 as long as they each hold no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to each of them upon closing of the R3D Transaction.
The mandate for the Board provides that the Board shall be constituted at all times of a majority of individuals who are independent directors within the meaning of applicable Canadian and U.S. securities laws and the NASDAQ corporate governance standards (the “Independence Rules”). Based on the information received from each director and having taken into account the independence criteria set forth in the Independence Rules, the Board concluded that all directors are independent, with the exception of Mr. Paul Raymond, who is not independent as he is the President and Chief Executive Officer of the Company, and Ms. Mélissa Gilbert, who is not independent as she is an executive officer of an organization from which Alithya receives significant revenues. All other directors of the Company, namely Mses. Dana Ades-Landy and Lucie Martel and Messrs. André P. Brosseau, Robert Comeau, James B. Renacci, Ghyslain Rivard, C. Lee Thomas, Pierre Turcotte, have no material relationship with the Company and are, in the reasonable opinion of the Board, independent directors within the meaning of the Independence Rules.
The Board has an Audit and Risk Management Committee, a Corporate Governance and Nominating Committee and a Human Capital and Compensation Committee. The table below sets out the composition of each committee.

AUDIT & RISK MANAGEMENT COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE	HUMAN CAPITAL AND COMPENSATION COMMITTEE

Dana Ades-Landy	Lucie Martel	Lucie Martel (Chair)
Robert Comeau (Chair)	Ghyslain Rivard	Ghyslain Rivard
C. Lee Thomas	Pierre Turcotte (Chair)	Pierre Turcotte
ALITHYA - Annual Information Form 12

Executive Officers
The following table lists the name and place of residence of the executive officers of the Company as at June 7, 2023, as well as their current position with the Company and other positions they have held over the past five years, if any.

NAME	CURRENT POSITION	EXECUTIVE OFFICER SINCE (1)	OTHER POSITIONS HELD OVER THE PAST FIVE YEARS

Amar Bukkasagaram Indiana (USA)	Senior Vice President, Data Solutions	June 2023	President, Datum Consulting Group, LLC
Giulia Cirillo Québec (Canada)	Chief Human Capital Officer	April 2023	Senior Vice President and Chief Human Resources and Global Communications Officer, PSP Investments
Bernard Dockrill New Hampshire (USA)	Chief Operating Officer	January 2023	Senior Vice President, CGI Information Technologies & Solutions Inc.
Nigel Fonseca Ontario (Canada)	Senior Vice President, Ontario and Western Canada	June 2018	Regional Vice President, Ontario and Western Canada, Alithya
Nathalie Forcier Québec (Canada)	Chief Legal Officer and Corporate Secretary	September 2018	-
Robert Lamarre Québec (Canada)	Chief Information Officer	April 2016	-
Dany Paradis Québec (Canada)	Senior Vice President, Québec	November 2018	Senior Vice President, Québec and Oracle Practices Canada, Alithya Vice President, Integrated Management Solutions, Alithya Vice President, Oracle Consulting Services, Alithya
Paul Raymond Québec (Canada)	President and Chief Executive Officer and Director	April 2011	-
Russell Smith Alabama (USA)	President, Alithya USA	November 2018	President, Fullscope, Inc.
Claude Thibault Québec (Canada)	Chief Financial Officer	August 2018	Chief Financial Officer, DCM Group Inc.
(1)    Includes periods during which certain executive officers served as executive officers of Pre-IPO Alithya.
Directors’ and Executive Officers’ Share Ownership
As at June 7, 2023, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 4,158,981 subordinate voting shares and 7,324,248 multiple voting shares, representing respectively 4.73% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, no such person (including any personal holding company), is or has been, in the last ten years, a director, chief executive officer or chief financial officer of a company, including Alithya, that: (a) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days while the director or executive officer was acting in that capacity; or (b) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days that was issued after the director or executive officer ceased to act in that capacity, but which resulted from an event that occurred while the director or executive officer was acting in that capacity. Mr. Brosseau was a director of Aptilon Corporation (now known as DMD Digital Health Connections Group Inc.) (“DMD”) from December 2006 to August 2021. On May 4, 2012, a management cease trade order was issued by the Autorité des marchés financiers followed by a cease trade order on all of DMD’s securities on July 5, 2012 as a result of the failure to file annual audited financial statements, related management’s discussion and analysis and certification of annual filings for the fiscal year ended December 31, 2011. From July 2012 to February 2013, similar cease trade orders were issued by the securities regulatory authorities of British Columbia, Manitoba, Alberta and Ontario. In August 2014, the cease trade orders were lifted and DMD resumed trading on the NEX stock exchange in October 2014.
Other than as disclosed below, to the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company): (a) is, or has been in the last ten years, a director or executive officer of any company (including Alithya) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, in the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or
ALITHYA - Annual Information Form 13

instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold their assets. Mr. Brosseau was a director of Virtutone Networks Inc. (“Virtutone”) from September 2013 to November 2014. On January 23, 2015, Virtutone filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Mr. Rivard, was a director of Facilis Inc. (“Facilis”) from November 1, 2021 to March 8, 2023. On March 8, 2023, Facilis initiated bankruptcy proceedings and a trustee was appointed to hold its assets.
To the knowledge of the Company and based upon information provided to it by the Company’s directors, executive officers and shareholders holding sufficient securities to affect materially the control of the Company, as applicable, no such person (including any personal holding company) has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.
Conflicts of Interest
To the knowledge of the Company, no director or officer of the Company has any existing or potential material conflicts of interest with the Company or any of its subsidiaries, other than as disclosed under the section titled “Interest of Management and Others in Material Transactions”.
AUDIT AND RISK MANAGEMENT COMMITTEE
The Audit and Risk Management Committee (the “Audit Committee”), of which the charter is attached as Appendix “A” to this Annual Information Form, is currently composed of 3 members: Mr. Robert Comeau (Chair), Ms. Dana Ades-Landy and Mr. C. Lee Thomas, who have been members of the Audit Committee since at least the Company’s annual meeting of shareholders held on September 14, 2022. Each member of the Audit Committee is “independent” and “financially literate” within the meaning of the Independence Rules.
Relevant Education and Experience
The education and experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member is as follows:
•Robert Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and acted as Chair of the Audit Committee of H2O Innovation Inc., from 2017 to 2021. Mr. Comeau holds a Bachelor’s degree in accounting from HEC Montreal and is a former Chartered Professional Accountant (CPA, CA).
•Dana Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, including executive leadership positions at Scotiabank, Laurentian Bank and National Bank of Canada, she currently works in the Special Loans Group of National Bank of Canada which she had run for over seven years in her previous time at this institution. Ms. Ades-Landy also serves as director and member of the Audit Committee of First Lion Holdings Inc. and Sagen MI Canada Inc. since 2018 and 2021, respectively. She previously acted as Chair of the Audit Committee of First Lion Holdings Inc. until 2022 and director and Chair of the Audit Committee of the Canada Mortgage and Housing Corporation from 2017 to 2020. Ms. Ades-Landy holds a Master of Business Administration in Finance and Accounting from Concordia University.
•C. Lee Thomas brings valuable financial expertise to the Audit Committee. He held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and global client serving audit partner. Mr. Thomas currently acts as Chair of the Board of Trustees of Baldwin Wallace University and as financial consultant for Regional Brands Inc. He previously served as director and Chair of the Audit Committee of Technical Consumer Products International. Mr. Thomas holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA).
Pre‐approval Policy and Procedures
The Audit Committee has adopted a policy and procedures for the pre-approval of engagement for services of its external auditor, which list prohibited services that the external auditor may not provide and require pre-approval of all audit and non-audit services provided by the external auditor.
For all permitted services, a request for pre-approval must be submitted to the Audit Committee through the Chief Financial Officer prior to engaging the external auditor to perform the services. The Audit Committee considers such requests, if applicable, on a quarterly basis, and, if acceptable, pre-approves such audit and non-audit services. During its deliberations, the Audit Committee assesses, among other factors, whether the services requested are prohibited and whether they, and the fees related thereto, could impair the independence of the Company's external auditor.
In the interest of efficiency:
•The Audit Committee has delegated to the Chair of the Audit Committee the authority to effect such pre-approval from time to time. The Chair must, however, present all pre-approvals of non-audit services to the Audit Committee at the first meeting of the Audit Committee subsequent to such pre-approval.
ALITHYA - Annual Information Form 14

•Certain permitted services are pre-approved with an envelope by the Audit Committee and thereafter only require approval by the Chief Financial Officer prior to the engagement. For services not covered by the pre-approved envelopes and costs in excess of the pre-approved amounts, separate requests for pre-approval must be submitted to the Audit Committee.
•At each meeting of the Audit Committee, a consolidated summary of all fees by service type is presented including a breakdown of fees incurred within each of the pre-approved envelopes.
Since the implementation of the Audit Committee pre-approval procedures in 2019, all audit and non-audit services rendered by the external auditor have been pre-approved in accordance therewith.
The Board, upon recommendation of the Audit Committee, also approves, on an annual basis, the fees charged to the Company by the external auditors during the preceding year.
EXTERNAL AUDITOR SERVICE FEE
On September 15, 2021, the shareholders of the Company appointed KPMG LLP (“KPMG”) as successor auditor in replacement of Raymond, Chabot, Grant Thornton LLP (“RCGT”). KPMG is the external auditor who prepared the report relating to the audit of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2023 and notes thereto, presented under the International Financial Reporting Standards.
The fees billed by KPMG beginning on September 15, 2021 for the fiscal year ended March 31, 2022 and the fees billed by KPMG for the fiscal year ended March 31, 2023 for audit, audit-related, tax and all other services provided to the Company were as follows:

	FISCAL YEAR ENDED MARCH 31
	2023	2022

Audit fees(1)	$951,300	$839,200
Audit-related fees(2)	—	$101,600
Tax fees(3)	$12,800	$12,800
All other fees(4)	—	—
Total	$964,100	$953,600
The fees billed by RCGT until September 15, 2021 for the fiscal year ended March 31, 2022 for audit, audit-related, tax and all other services provided to the Company were as follows:

FISCAL YEAR ENDED MARCH 31
2022

Audit fees(1)	$42,500
Audit-related fees(2)	$31,000
Tax fees(3)	$6,350
All other fees(4)	—
Total	$79,850
(1)    “Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements and additional audit procedures related to accounting and internal control matters. For KPMG, fees amounting to $59,800 were reclassified from “Audit-Related Fees” to “Audit Fees” for the fiscal year ended March 31, 2022 due to the nature of the services.
(2)    “Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category. This includes, for KPMG, for the fiscal year ended March 31, 2022, financial and tax due diligence related to the acquisition of Vitalyst, and a CSRS 4400 agreed upon procedures engagement.
(3)    “Tax fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by the auditor for tax compliance and tax advice.
(4)    “All other fees” includes the aggregate of all other fees billed for each of the fiscal years. There were no other fees incurred in either fiscal year.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
During the ordinary course of conducting its business, Alithya may be threatened with or become subject to legal proceedings initiated by third parties or Alithya’s clients or regulatory proceedings from the authorities. Alithya currently has no material legal or regulatory proceedings pending.
ALITHYA - Annual Information Form 15

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
To the knowledge of the Company and based upon information provided to it by the Company’s directors and executive officers, there were no (a) directors or executive officers, (b) persons that beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares or multiple voting shares, or (c) any associate or affiliate of persons referred to in (a) and (b), with a material interest in any transaction within the three most recently completed financial years that has materially affected the Company or is reasonably expected to materially affect the Company, other than as disclosed below.
Beneva and Quebecor each beneficially own, or control or direct, directly or indirectly, more than 10% of Alithya’s subordinate voting shares as a result of the acquisition of R3D Consulting. Beneva and Quebecor are parties to commercial contracts pursuant to which Alithya receives significant revenues.
TRANSFER AGENTS AND REGISTRARS
The Company’s transfer agent for the Company’s subordinate voting shares and multiple voting shares is TSX Trust Company (“TSX Trust”), whose head office is located in Toronto, Ontario. Share transfer service is available at TSX Trust’s Montréal, Québec and Toronto, Ontario offices in Canada as well as at the offices of American Stock Transfer & Trust Company, LLC in Brooklyn, NY, USA.
MATERIAL CONTRACTS
Except for those contracts entered into in the ordinary course of business, the following material contracts of the Company were entered into during the year ended March 31, 2023 and are still in effect as of the date hereof:
•The Amending Agreements No. 6 and 7 dated September 29, 2022 and February 13, 2023 to the Amended and Restated Credit Agreement entered into on June 18, 2020 among the Company, The Bank of Nova Scotia, as Administrative Agent, the other lenders named therein and each of the guarantors party thereto. Please refer to the section titled “General Development of the Business – Fiscal 2023 Developments” earlier in this Annual Information Form for more information on the content of these amending agreements.
INTERESTS OF EXPERTS
KPMG is the auditor of the Company and has prepared the report relating to the audit of the Company’s annual consolidated financial statements for the fiscal year ended March 31, 2023 and notes thereto, presented under the International Financial Reporting Standards. KPMG has confirmed that it is independent with respect to the Company under Rule 3520 of the Public Company Accounting and Oversight Board (PCAOB) and all other relevant professional and regulatory standards.
ADDITIONAL INFORMATION
Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal shareholders of the Company, and securities authorized for issuance under equity compensation plans is contained in the Company’s management information circular prepared in respect of its annual meeting of shareholders held on September 14, 2022.
Additional information regarding the Company, including financial information, can also be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, including the Company’s annual audited consolidated financial statements and management’s discussion and analysis for the fiscal years ended March 31, 2023 and 2022 and the aforementioned management information circular. Those documents may also be obtained from the Company at no charge upon request at:
Investor Relations
Alithya Group inc.
1100, Robert-Bourassa Boulevard
Suite 400
Montréal, Québec, H3B 3A5
Tel.: 1-844-985-5552
Email: investorrelations@alithya.com
Those documents, as well as all of the Company’s news releases, are also available on the Company’s website at www.alithya.com. Information contained in or otherwise accessible through the Company’s website is not incorporated by reference into this Annual Information Form.
ALITHYA - Annual Information Form 16

APPENDIX A - AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER
PURPOSE
1.The Audit and Risk Management Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of Alithya Group inc. (the “Company”). The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:
(a)    oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;
(b)    oversee the qualifications and independence of the external auditor;
(c)    oversee the work of the Company's financial management, internal auditors, if any, and external auditor in these areas; and
(d)    provide an open avenue of communication between the external auditor, the internal auditors, if any, the Board and management, as applicable.
2.In addition, the Committee shall review disclosure on matters related to the Committee and the external auditor to be made in the Company’s annual management information circular and other annual and period disclosure documents, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to any pension matters.
3.The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its members are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day to day operation or performance of such activities.
4.Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditor is responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.
PROCEDURES
The Committee shall have the following procedures:
5.Composition – The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.
All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an “audit committee financial expert” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and NASDAQ).
6.Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to
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the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her appointment or until his or her successor shall be duly appointed and qualified.
7.Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.
8.Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for notifying the Committee Chair of such conflict. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board (or the Lead Director if the Committee Chair and the Chair of the Board are the same person). If the Committee Chair, the Chair of the Board or the Lead Director, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.
9.Service on Multiple Audit Committees – Members of the Committee may not serve on the audit committee of more than two other publicly-traded companies unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Committee.
10.Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.
11.Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee. The Committee may meet in person and by telephone or electronic means.
(a)    Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review. The notice of meeting does not, however, need to state the purpose for which the meeting is being held.
(b)    Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.
(c)    Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the meeting of the Committee. The agenda of the Committee meeting will be prepared by the Chair of the Committee, working with the Corporate Secretary and, whenever reasonably practicable, circulated to each member prior to each meeting.
(d)    Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.
12.Separate Executive and In-Camera Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present at every regular meeting.
13.Professional Assistance - The Committee may require the external auditor and internal auditors, if any, to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may, at the Company’s expense, retain special legal, accounting, financial or other consultants to advise the Committee in discharging itself of its duties.
14.Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditor
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as to any information technology, audit and other non-audit services provided by the external auditor to the Company and its subsidiaries.
15.Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.
16.Outsiders May Attend Meetings - The Committee may invite members of management or others to attend meetings or provide information as necessary. The Company’s external auditor will have direct access to the Committee at their own initiative.
Powers
17. The Committee shall have the following powers:
(a)    Access - The Committee is entitled to full access to all books, records, facilities and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.
(b)    Delegation - The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.
(c)    Adoption of Policies and Procedures - The Committee may adopt policies and procedures for carrying out its responsibilities.
RESPONSIBILITIES
Selection and Oversight of the External Auditor
18.The external auditor is ultimately accountable to the Committee and the Board as the representative of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditor. The Committee shall annually evaluate the performance of the external auditor and propose the appointment of the external auditor of the Company in the Company's management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditor, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire on the qualifications of the proposed external auditor before approving or rejecting the proposed change in external auditor.
19.The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditor with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditor, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Company or any of its affiliates by the external auditor or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.
20.The Committee shall annually review the independence of the external auditor and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditor. In connection with such review, the Committee shall:
(a)    actively engage in a dialogue with the external auditor about all relationships or services that may impact the objectivity and independence of the external auditor;
(b)    require that the external auditor submit to it, at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on one hand, and the external auditor, on the other hand, that may reasonably be considered to bear on the external auditor’s independence;
(c)    ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;
(d)    consider whether there should be a regular rotation of the external audit firm itself; and
(e)    consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.
21.The Committee may approve any permissible non-audit engagements of the external auditor and its affiliates to the Company and its affiliates in accordance with applicable laws.
22.The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditor.
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23.The Committee shall require the external auditor to provide to the Committee, and the Committee shall review and discuss with the external auditor, all reports which the external auditor is required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditor, and any other reports which the Committee may require. Such reports shall include:
(a)    a description of the external auditor’s internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditor, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditor, and any steps taken to deal with any such issues; and
(b)    a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditor and (iii) other material written communication between the external auditor and management, such as any management letter or schedule of unadjusted differences.
24.The Committee shall review the performance of the external auditor, including assessing their effectiveness and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditor over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.
25.The Committee is responsible for resolving disagreements between management and the external auditor regarding financial reporting.
Appointment and Oversight of Internal Auditors
26.The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors, if any, shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.
27.The Committee shall obtain from the internal auditors, if any, and shall review summaries of significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.
28.The Committee shall, as it deems necessary and applicable, communicate with the internal auditors, if any, with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditors bring to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.
29.The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors, if any, including their activities, organizational structure and qualifications and effectiveness.
Oversight and Monitoring of Audits
30.The Committee shall review with the external auditor, the internal auditors, if any, and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditor, the audit procedures to be used and the timing and estimated budgets of the audits.
31.The Committee shall meet periodically or as it deems necessary and applicable, with the internal auditors, if any, to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit related deficiencies.
32.The Committee shall discuss with the external auditor any difficulties or disputes that arose with management or the internal auditors, if any, during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.
33.The Committee shall review with management the results of internal and external audits.
34.The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.
Oversight and Review of Accounting Principles and Practices
35.The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditor and the internal auditors, if any:
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(a)    the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;
(b)    all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from another external auditor with respect to the accounting treatment of a particular item;
(c)    any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditor or the internal auditors, if any, or which may result from proposed changes to applicable generally accepted accounting principles;
(d)    the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;
(e)    any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;
(f)    the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;
(g)    any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;
(h)    the treatment for financial reporting purposes of any significant transactions which are not a part of the Company’s ordinary course of business;
(i)    the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and
(j)    management’s determination of goodwill impairment, if any, as required by applicable accounting standards.
36.The Committee will review and resolve disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices.
Oversight and Monitoring of Internal Controls
37.The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditor and the internal auditors, if any:
(a)    the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditor and the internal auditors, if any, for the improvement of accounting practices and internal controls;
(b)    any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and
(c)    management’s compliance with the Company’s processes, procedures and internal controls.
Oversight and Monitoring of Reported Unethical Conduct
38.In accordance with the Company’s Whistleblower Policy, the Committee shall maintain and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable, with management and the internal auditors, if any, these procedures and any significant complaints received.
Oversight and Monitoring of the Company’s Financial Disclosures
39.The Committee shall:
(a)    review with the external auditor and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and management’s discussion and analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and
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(b)    review with the external auditor and management each set of interim unaudited financial statements and notes related thereto and management’s discussion and analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.
Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.
40.Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, if applicable, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.
41.The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditor.
Oversight of Finance Matters
42.Appointments of key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.
43.The Committee shall receive and review:
(a)    periodic reports on compliance with requirements regarding statutory deductions and remittances;
(b)    material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and
(c)    material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.
44.The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.
45.The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.
Risk Oversight and Compliance
46.The Committee shall assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditor’ opinion of management’s assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.
47.The Committee shall (A) review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical, information, and cybersecurity risks, and control thereof, in accordance with applicable legal and regulatory requirements, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.
48.The Committee shall obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.
49.The Committee shall review the findings of any examination by regulatory agencies.
Committee Reporting
50.If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall, where applicable, state whether it has:
(a)    reviewed and discussed the audited or unaudited financial statements with management, the external auditor and the internal auditors, if any;
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(b)    received from the external auditor all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditor, including reports with respect to the independence of the external auditor; and
(c)    based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.
Additional Responsibilities
51.The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments, dividends and the issuance and/or repurchase of shares.
52.The Committee shall maintain and review, as necessary, policies and procedures with respect to the delegation of authority by the Board to employees of the Company and its subsidiaries for day-to-day management.
53.The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.
THE CHARTER
The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.
The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.
DATED November 1, 2018, as amended on November 11, 2020, November 10, 2021 and November 9, 2022.
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